Exhibit 99.1

TURBO ENERGY AND HITHIUM DEPLOY AI-DRIVEN ENERGY INFRASTRUCTURE
ACROSS 15 INDUSTRIAL FACILITIES IN EUROPE

366 MWh industrial storage deployment integrates Turbo Energy’s AI optimization platform with HiTHIUM’s advanced battery systems, creating one of Europe’s most advanced software-defined energy infrastructures for industry

MUNICH, Germany — (GLOBE NEWSWIRE) – JUNE 24, 2026 — Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems, and HiTHIUM, a global leader in battery energy storage technology, today announced the deployment of a large-scale AI-enabled energy infrastructure project across 15 industrial facilities belonging to one of Europe’s largest electro-intensive ceramic manufacturing groups.

Unveiled during Intersolar Europe 2026, the project combines 366 MWh of battery energy storage capacity with Turbo Energy’s proprietary AI-driven optimization platform, transforming traditional energy storage assets into an intelligent, software-defined energy ecosystem capable of dynamically managing generation, storage and consumption across multiple industrial sites.

The project forms part of the Pamesa Net Zero initiative, one of Europe’s most ambitious industrial energy transformation programs, designed to accelerate the electrification, decarbonization and energy independence of one of the continent’s largest ceramic manufacturing groups.

As industrial companies face increasing pressure from energy price volatility, grid constraints and decarbonization requirements, energy infrastructure is becoming increasingly complex. Solar generation, battery storage, industrial loads and grid interaction must now operate as a coordinated system capable of making real-time decisions based on operational conditions, energy pricing and consumption profiles.of making real-time decisions based on operational conditions, energy pricing and consumption profiles.

The project announced today represents a new generation of industrial energy architecture in which energy storage is no longer a passive asset, but an intelligent infrastructure layer capable of optimizing performance across the entire energy ecosystem.

The initiative spans 15 industrial facilities and includes a total project capacity of 366 MWh. To date, more than 130 MWh of storage capacity has already been installed on site, marking a significant step in the execution of the project. For the first time, Turbo Energy’s AI-driven optimization platform has been deployed alongside HiTHIUM’s advanced storage systems at industrial scale, enabling real-time energy orchestration across multiple facilities and operational environments.

At the core of the deployment is Turbo Energy’s AI-driven energy management platform, designed to continuously optimize the interaction between renewable generation, battery storage and industrial energy consumption. The platform functions as an intelligence layer across the energy ecosystem, enabling real-time operational decisions based on consumption patterns, market conditions and system performance.

Leveraging predictive analytics, demand forecasting and real-time operational data, the platform dynamically orchestrates energy flows to improve efficiency, reduce exposure to electricity market volatility and enhance operational resilience.

The result is a software-defined energy infrastructure model in which energy becomes a controllable and optimized operational asset rather than a fixed cost.

“Our partnership with Turbo Energy reflects HiTHIUM’s commitment to delivering intelligent, high-performance energy storage solutions tailored to the needs of Europe’s large-scale commercial and industrial enterprises,” said Kelson Li, Vice President of HiTHIUM Europe. “As industrial customers face increasing pressure from energy cost volatility, grid constraints and decarbonization targets, the combination of advanced long-duration battery storage and AI-driven energy management is becoming increasingly critical. By integrating HiTHIUM’s proven battery storage technology with Turbo Energy’s optimization capabilities, we are enabling large-scale C&I customers to deploy more resilient, efficient and economically optimized energy infrastructures. This project demonstrates how software-defined energy storage can deliver measurable operational and financial value for energy-intensive enterprises while supporting a more sustainable industrial energy future.”

Mariano Soria, Chief Executive Officer of Turbo Energy, added: “This project demonstrates how industrial energy infrastructure is evolving beyond hardware. The next generation of energy systems will be defined by intelligence, optimization and real-time decision-making. By combining HiTHIUM’s advanced storage technology with Turbo Energy’s AI-driven platform, we are transforming battery systems into intelligent energy assets capable of adapting to industrial operating conditions, improving efficiency and supporting long-term competitiveness.

We believe software-defined energy infrastructure will become a critical foundation for the future of industrial electrification, where artificial intelligence enables energy systems to operate with greater efficiency, resilience and autonomy.”

This milestone further reinforces Turbo Energy’s strategic transformation into an AI-driven energy infrastructure platform combining advanced storage, intelligent software and energy optimization services across commercial and industrial markets. It also marks an important step in the Company’s strategic partnership with HiTHIUM, accelerating the deployment of intelligent energy infrastructure solutions across international markets.

The Company continues expanding its international footprint through large-scale industrial deployments, energy storage projects and AI-enabled energy management solutions across Europe, North America and Latin America.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global integrator of AI-driven solar energy storage solutions and intelligent energy management systems. Turbo Energy’s technology platform enables residential, commercial and industrial customers to reduce energy costs, improve efficiency, enhance resilience and transform energy consumption into a controllable and optimized asset. As part of Umbrella Global Energy, Turbo Energy plays a central role as the Group’s technology platform, driving innovation in energy storage, electrification and intelligent energy management across international markets in Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

About Hithium

Founded in 2019, HiTHIUM is a leading global company in renewable energy technology, committed to delivering energy storage solutions centered on advanced energy storage battery and system technologies. With robust research, production, sales, and service capabilities worldwide, HiTHIUM is the only energy storage-focused company to achieve GWh-scale global shipments of lithium-ion ESS batteries, reaching a milestone of over 100GWh in cumulative shipments in 2025. Capping off a remarkable year, HiTHIUM secured the Top 2 position globally for both total energy storage battery shipments and utility-scale battery shipments in 2025, according to authoritative institutions including InfoLink, SMM, and ICC. Through HiTHIUM Europe, the company now delivers to over 18 European countries, including the world’s first 1175Ah project. Its customer-centric approach drives cutting-edge products and solutions for customers all over the world.

Forward-Looking Statements

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Turbo Energy | Investor Relations
Email: investors@turbo-e.com
Website: investors.turbo-e.com